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                                                                   EXHIBIT 99.12

                   FORT WORTH WIRELESS CABLE T.V. ASSOCIATES
                       C/O 300 CRESCENT COURT, SUITE 1400
                            DALLAS, TEXAS 75201-6929

                                January 26, 1996

Dear Partner:

     Enclosed are the following materials that are being provided to you on behalf of the Management Committee ("Management Committee") of Fort Worth Wireless Cable T.V. Associates, a California general partnership (the "Partnership"):

     1. Written Consent of Partner card;

     2. Disclosure Statement of Fort Worth Wireless Cable T.V. Associates; and

     3. Proxy Statement/Prospectus of Heartland Wireless Communications, Inc.

     As you know, the primary asset of the Partnership is a 79.99% interest in a joint venture (with American Wireless Systems, Inc.) that owns and operates a wireless cable television system in Fort Worth, Texas (the "Fort Worth Venture"). By way of the enclosures, the Management Committee of the Partnership is soliciting your approval for the sale of the Partnership's interest in the Fort Worth Venture to Heartland Wireless Communications, Inc. ("Heartland").

     In particular, these materials describe and ask you to consider and vote on a single proposal to approve the execution of the Amended and Restated Asset Purchase Agreement (the "Agreement"), dated as of October 4, 1995, by and between the Partnership and Heartland, and the performance by the Partnership of all of the transactions contemplated by the Agreement, including without limitation the following:


     (i) The sale of the Partnership's interest in the Fort Worth Venture to Heartland in exchange for shares of common stock of Heartland (which shares will be tradeable on the NASDAQ Stock Market) having an aggregate exchange value equal to $13,300,000 (you are encouraged to carefully review and consider the explanation and examples set forth on page 8 of the Disclosure Statement and pages 56-59 of the Heartland Prospectus [as defined below] for a more complete understanding of this key aspect of the transaction);


     (ii) The assumption by Heartland of up to $570,000 of certain potential liabilities of the Partnership;

     (iii) The release or assignment of certain claims by the Partnership (and partners consenting thereto) against American Wireless Systems, Inc. and certain related parties; and

     (iv) The liquidation and dissolution of the Partnership and the winding up of its affairs.

The foregoing events (and all other matters contemplated by the Agreement) are referred to in this letter as the "Transactions".

     The Transactions are more completely described in the accompanying Disclosure Statement of the Partnership. The Disclosure Statement incorporates by reference the enclosed Proxy Statement/Prospectus of Heartland (the "Heartland Prospectus") and copies of the Agreement and other agreements related to the Transactions (which documents are all included in the Heartland Prospectus as Appendix E, Appendix F, Appendix G, and Appendix H).

     The Management Committee has carefully considered and unanimously approved the Transactions as being in the best interests of the Partnership and its partners. The Management Committee recommends that the partners vote FOR the proposal comprising the Transactions.
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     By use of the Written Consent card, you are being asked to approve and adopt the Transactions as a part of one approval. You are not being requested, and will not be entitled, to separately approve the various events contemplated by the Agreement. THE ENCLOSED WRITTEN CONSENT CARD PROVIDES INSTRUCTIONS FOR EXERCISING YOUR VOTE REGARDING THE TRANSACTIONS.

     Pursuant to the terms of the Agreement, the affirmative vote of partners of the Partnership representing two-thirds (66 2/3%) of the outstanding partnership units of the Partnership is necessary to approve the Transactions.

     It is important to note that the Partnership is involved in only one of five separate, but related, transactions which are noted in the Heartland Prospectus. Parties to the other transactions with Heartland include American Wireless Systems, Inc., CableMaxx, Inc., Three Sixty Corp., and Wireless Cable TV Associates #38. Consummation of the Transactions with the Partnership are conditioned on, among other things, the requisite approval of Heartland stockholders of the transactions with all of those parties, as well as approval of the Transactions with the Partnership. The Management Committee recognizes that the Disclosure Statement and the Heartland Prospectus are lengthy documents. However, the documents necessarily result from the complexity of the transactions described therein and the need to furnish you with all appropriate information. Accordingly, the Management Committee requests that you carefully review all of these materials before completing the enclosed Written Consent card.

     Should you require assistance in completing your Written Consent card or if you have any questions about the voting procedure or the enclosed materials, you may contact Don McGee at (214) 717-3962, Mike Leo at (213) 964-1700, or Bill Walker at (410) 987-0963, or any other member of the Management Committee.

     In addition, the Management Committee has scheduled, and invites you to attend, a meeting of the partners of the Partnership to be held as follows:

                     FEBRUARY 17, 1996, SATURDAY, BEGINNING AT 10:00 A.M. CST
                     AT SHERATON GRAND HOTEL, HIGHWAY 114 AND ESTERS ROAD
                     (NORTH EXIT FROM DFW AIRPORT, TO DALLAS), DALLAS, TEXAS,
                     PHONE: (214) 929-8400 (TO MAKE ROOM RESERVATIONS)

Please call (800) 663-4210 to let the Management Committee know you are coming. THE MANAGEMENT COMMITTEE REQUESTS THAT YOU SEND YOUR EXECUTED WRITTEN CONSENT AS SOON AS POSSIBLE AND NOT WAIT UNTIL THE MEETING; HOWEVER, THE CONSENT WILL BE REVOCABLE PRIOR TO THE TIME THE PARTNERSHIP OBTAINS CONSENTS FROM PARTNERS REPRESENTING TWO-THIRDS (66 2/3%) OF THE OUTSTANDING UNITS OF THE PARTNERSHIP, AS SET FORTH IN THE DISCLOSURE STATEMENT AND THE HEARTLAND PROSPECTUS.

     Representatives of the Management Committee will be present to discuss the Transactions. The Management Committee also anticipates attendance by representatives of Heartland who will be available to present information about Heartland, the Transactions with the Partnership, and other transactions described in the Heartland Prospectus.
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     IN THE EVENT THAT THE AVERAGE CLOSING PRICE OF THE HEARTLAND COMMON STOCK
AS REPORTED ON THE NASDAQ-NMS OVER THE SIX TRADING DAY PERIOD ENDING FEBRUARY 12, 1996 (REPRESENTING THE FIRST SIX DAYS TO BE INCLUDED IN THE ANTICIPATED CALCULATION PERIOD) IS GREATER THAN $34 OR LESS THAN $23, PARTNERS WILL BE PROVIDED WITH AN ADDITIONAL WRITTEN CONSENT TO ENABLE THE PARTNERS WHO WISH TO DO SO TO CHANGE THEIR VOTE.

                                            VERY TRULY YOURS,

                                            Members of the Management Committee
                                            of
                                              Fort Worth Wireless Cable T.V.
                                            Associates

                                            By: /s/ DONALD MCGEE
                                                      Donald McGee

Enclosures